Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF ALBEMARLE CORPORATION

NAME	PLACE OF FORMATION
Albemarle International Corporation	Virginia
Albemarle Catalysts International, LLC	Delaware
Albemarle Catalysts U.S., LLC	Delaware
Albemarle Delaware One, LLC	Delaware
ACI Delaware Corporation	Delaware
Albemarle Catalysts Company LP	Delaware
Albemarle Catalysts Company BV	Netherlands
Albemarle Netherlands BV	Netherlands

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